Exhibit 99.1

Sequans Communications Announces Second Quarter 2016 Financial Results

PARIS--(BUSINESS WIRE)--July 28, 2016--4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights:

Revenue: Revenue of $9.9 million increased 6.5% compared to the first quarter of 2016, with significantly higher product revenues more than offsetting lower other revenues. Revenue increased 31.9% compared to the second quarter of 2015, due to both higher product sales and higher other revenue.

Gross margin: Gross margin was 44.6% compared to gross margin of 47.5% in the first quarter of 2016, and compared to 36.3% in the second quarter of 2015.

Operating loss: Operating loss was $5.7 million, compared to an operating loss of $5.2 million in the first quarter of 2016 and an operating loss of $6.0 million in the second quarter of 2015.

Net loss: Net loss was $5.1 million, or ($0.09) per diluted share/ADS, compared to a net loss of $9.2 million, or ($0.16) per diluted share/ADS in the first quarter of 2016 and a net loss of $7.1 million, or ($0.12) per diluted share/ADS in the second quarter of 2015.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the fair-value and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $5.8 million, or ($0.10) per diluted share/ADS, compared to a non-IFRS net loss of $5.5 million, or ($0.09) per diluted share/ADS in the first quarter of 2016, and a non-IFRS net loss of $6.4 million, or ($0.11) per diluted share/ADS, in the second quarter of 2015.

Cash and cash equivalents: Cash position at June 30, 2016 of $7.5 million does not reflect the net proceeds of approximately $3 million from government grants and research tax credit expected to be received in the third quarter of 2016.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q2 2016	%*	Q1 2016	%*	Q2 2015	%*
Revenue	$9.9		$9.3		$7.5
Gross profit	4.4	44.6%	4.4	47.5%	2.7	36.3%
Operating loss	(5.7)	(58.0%)	(5.2)	(56.0%)	(6.0)	(80.6%)
Net loss	(5.1)	(51.2%)	(9.2)	(99.4%)	(7.1)	(94.3%)
Diluted EPS	($0.09)		($0.16)		($0.12)
Weighted average number of diluted shares/ADS	59,280,702		59,196,482		59,144,741
Cash flow from (used in) operations	(4.2)		3.9		(8.2)
Cash, cash equivalents and short-term deposit at quarter-end	7.5		6.5		13.0

Additional information on non-cash items:
- Stock-based compensation included in operating result	0.2		0.3		0.2
- Change in the fair value of convertible debt embedded derivative	(1.5)		3.1		0.3
- Non-cash interest on convertible debt and other financing	0.6		0.4		0.2
Non-IFRS diluted EPS (excludes stock-based compensation, fair value and effective interest adjustments related to the convertible debt and its embedded derivative, and the impact of revaluation of interest-free government loan)	($0.10)		($0.09)		($0.11)

* Percentage of revenue

“During Q2 we saw a significant increase in product revenue as our home and portable router business continues to grow by serving a more diverse group of end-market customers and operators. In addition, we have begun volume shipments of Cat 1 chips for various M2M/IoT applications,” said Georges Karam, Sequans CEO. “Building on what we have achieved in Q2, we continue to expect revenues from product shipments to accelerate during the second half of the year.”

“We bolstered our commanding lead in Cat M technology for IoT by performing advanced interoperability testing with operators and network equipment vendors, gaining substantial traction by securing design wins in Q2 and developing a very encouraging pipe of new business opportunities. Projects with strategic partners in the IoT space are moving well. Furthermore, we are actively engaged in discussions with existing partners to expand and strengthen our relationships as well as with prospective partners to broaden the scope of our strategic activities.”

2016 Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the third quarter of 2016 to be in the range of $11.5 to $13.5 million, with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.08) and ($0.10) for the third quarter of 2016, based on approximately 59.3 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and other financings, and any other relevant non-cash or non-recurring expenses.

Meaningful sequential revenue growth is expected throughout the remainder of the year as new devices are launched in addition to the product already shipping. In addition, discussions with several potential strategic partners are continuing. When finalized, these alliances are expected to contribute to company financing and incremental revenue.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2016 today, July 28, 2016 at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1085 (or +1 612-332-0107 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/webcasts-and-presentations/. A replay of the conference call will be available until August 28, 2016 by dialing toll free 800-475-6701 in the U.S., or +1-320-365-3844 from outside the U.S., using the following access code: 397180.

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and (xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation, the non-cash financial expense related to the convertible debt and its embedded derivative issued in April 2015 and the impact of revaluation of an interest-free government loan. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustment could be significant to our actual IFRS results.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Condensed financial tables follow

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30	March 31	June 30
	2016	2016	2015

Revenue:
Product revenue	$7,699	$5,412	$6,243
Other revenue	2,185	3,873	1,253
Total revenue	9,884	9,285	7,496
Cost of revenue
Cost of product revenue	4,667	4,128	4,427
Cost of other revenue	804	747	345
Total cost of revenue	5,471	4,875	4,772
Gross profit	4,413	4,410	2,724
Operating expenses:
Research and development	6,889	6,727	6,135
Sales and marketing	1,495	1,501	1,348
General and administrative	1,761	1,378	1,286

Total operating expenses	10,145	9,606	8,769
Operating loss	(5,732)	(5,196)	(6,045)
Financial income (expense):
Interest income (expense), net	(916)	(631)	(432)
Other financial expense	(83)	-	(141)
Change in the fair value of convertible debt embedded derivative	1,544	(3,127)	(275)
Foreign exchange gain (loss)	196	(209)	(120)
Loss before income taxes	(4,991)	(9,163)	(7,013)
Income tax expense (benefit)	70	66	55
Loss	$(5,061)	$(9,229)	(7,068)
Attributable to:
Shareholders of the parent	(5,061)	(9,229)	(7,068)
Minority interests	-	-	-
Basic loss per share	($0.09)	($0.16)	($0.12)
Diluted loss per share	($0.09)	($0.16)	($0.12)
Weighted average number of shares used for computing:
— Basic	59,280,702	59,196,482	59,144,741
— Diluted	59,280,702	59,196,482	59,144,741

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
(in thousands of US$, except share and per share amounts)	2016	2015

Revenue:
Product revenue	13,111	10,231
Other revenue	6,058	2,073
Total revenue	19,169	12,304
Cost of revenue
Cost of product revenue	8,795	7,189
Cost of other revenue	1,551	469
Total cost of revenue	10,346	7,658
Gross profit	8,823	4,646
Operating expenses:
Research and development	13,616	13,028
Sales and marketing	2,996	3,070
General and administrative	3,139	2,769

Total operating expenses	19,751	18,867
Operating loss	(10,928)	(14,221)
Financial income (expense):
Interest income (expense), net	(1,544)	(466)
Other financial expense	(83)	(141)
Change in the fair value of convertible debt embedded derivative	(1,583)	(275)
Foreign exchange gain	(16)	106
Loss before income taxes	(14,154)	(14,997)
Income tax expense (benefit)	136	119
Loss	(14,290)	(15,116)
Attributable to:
Shareholders of the parent	(14,290)	(15,116)
Minority interests	-	-
Basic loss per share	($0.24)	($0.26)
Diluted loss per share	($0.24)	($0.26)
Weighted average number of shares used for computing:
— Basic	59,239,524	59,144,741
— Diluted	59,239,524	59,144,741

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At December 31,
(in thousands of US$)	2016	2015 *

ASSETS
Non-current assets
Property, plant and equipment	$7,442	$7,116
Intangible assets	6,560	5,255
Deposits and other receivables	352	345
Available for sale assets	327	321
Total non-current assets	14,681	13,037
Current assets
Inventories	3,829	4,065
Trade receivables	11,002	16,497
Prepaid expenses and other receivables	4,871	3,170
Recoverable value added tax	504	541
Research tax credit receivable	3,943	2,865
Deposit maturing in less than 90 days	343	393
Cash and cash equivalents	7,122	8,288
Total current assets	31,614	35,819
Total assets	$46,295	$48,856

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,331,870 shares authorized, issued and outstanding at June 30, 2016 (59,166,741 at December 31, 2015)	$1,572	$1,568
Share premium	165,778	165,536
Other capital reserves	27,615	16,864
Accumulated deficit	(199,056)	(184,766)
Other components of equity	(479)	(450)
Total equity (deficit)	(4,570)	(1,248)
Non-current liabilities
Government grant advances, loans and other liabilities	5,208	5,385
Finance lease obligations	-	-
Convertible debt and accrued interest	14,616	8,984
Provisions	1,498	1,396
Other Liabilities	3,026	3,267
Total non-current liabilities	24,348	19,032
Current liabilities
Trade payables	14,518	9,498
Interest-bearing receivables financing	2,130	6,472
Government grant advances	1,334	916
Convertible debt embedded derivative	-	6,091
Finance lease obligations	-	12
Other current liabilities	5,123	4,604
Deferred revenue	3,163	3,162
Provisions	249	317
Total current liabilities	26,517	31,072
Total equity and liabilities	$46,295	$48,856

* Prior to the issuance of the audited 2015 financial statements, the estimate of costs to complete one service contract was revised based on the best information available at that time, resulting in a remeasurement of the percentage of completion as of December 31, 2015. This remeasurement resulted in a shift of $177,000 in revenue from the fourth quarter of 2015 to the first quarter of 2016, and a corresponding increase in net loss in the fourth quarter of 2015.

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
(in thousands of US$)	2016	2015

Operating activities
Loss before income taxes	$(14,154)	$(14,997)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,582	1,753
Amortization and impairment of intangible assets	1,001	879
Share-based payment expense	480	436
Increase (decrease) in provisions	3	(260)
Financial expense (income)	1,552	466
Change in the fair value of convertible debt embedded derivative	1,583	275
Other financial expenses	83	141
Foreign exchange loss (gain)	135	(275)
Loss (Gain) on disposal of property, plant and equipment	-	(3)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	4,624	2,574
Decrease (Increase) in inventories	236	1,737
Decrease (Increase) in research tax credit receivable	(1,078)	(836)
Increase (Decrease) in trade payables and other liabilities	3,587	(3,517)
Increase (Decrease) in deferred revenue	1	(74)
Increase (Decrease) in government grant advances	79	(22)
Income tax paid	(130)	(68)
Net cash flow from (used in) operating activities	(416)	(11,791)

Investing activities
Purchase of intangible assets and property, plant and equipment	(2,738)	(1,073)
Sale (purchase) of financial assets	(13)	278
Sale of short-term investments	50	(342)
Interest received	8	18
Net cash flow used in investments activities	(2,693)	(1,119)

Financing activities
Proceeds from issue of warrants and exercise of stock options/warrants	246	1
Proceeds from Interest-bearing receivables financing	(5,138)	1,665
Proceeds from convertible debt, net of transaction cost	6,932	11,582
Repayment of borrowings and finance lease liabilities	(12)	(110)
Interest paid	(84)	(64)
Net cash flows used in financing activities	1,944	13,074

Net increase (decrease) in cash and cash equivalents	(1,165)	164
Net foreign exchange difference	(1)	(5)
Cash and cash equivalent at January 1	8,288	12,329
Cash and cash equivalents at end of the period	$7,122	$12,488

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30	March 31	June 30
	2016	2016	2015
Net IFRS loss as reported	$(5,061)	$(9,229)	$(7,068)
Add back
Stock-based compensation expense according to IFRS 2 (1)	226	254	197
Change in the fair value of convertible debt embedded derivative	(1,544)	3,127	275
Non-cash interest on Convertible debt and other financing	556	365	215
Non-IFRS loss adjusted	$(5,823)	$(5,483)	$(6,381)

IFRS basic loss per share as reported	($0.09)	($0.16)	($0.12)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	($0.03)	$0.05	-
Non-cash interest on Convertible debt and other financing	$0.01	$0.01	-
Non-IFRS basic loss per share	($0.10)	($0.09)	($0.11)
IFRS diluted loss per share	($0.09)	($0.16)	($0.12)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	($0.03)	$0.05	-
Non-cash interest on Convertible debt and other financing	$0.01	$0.01	-
Non-IFRS diluted loss per share	($0.10)	($0.09)	($0.11)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$4	$4	$4
Research and development	96	108	84
Sales and marketing	35	39	34
General and administrative	91	103	75

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Six months ended
(in thousands of US$, except share and per share amounts)	June 30,	June 30,
	2016	2015
Net IFRS loss as reported	(14,290)	(15,116)
Add back
Stock-based compensation expense according to IFRS 2 (1)	480	435
Change in the fair value of convertible debt embedded derivative	1,583	275
Non-cash interest on Convertible debt and other financing	921	215
Non-IFRS loss adjusted	(11,306)	(14,191)

IFRS basic loss per share as reported	($0.24)	($0.26)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	$0.03	$0.01
Non-cash interest on Convertible debt and other financing	$0.01	$0.00
Non-IFRS basic loss per share	($0.19)	($0.24)
IFRS diluted loss per share	($0.24)	($0.26)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	$0.03	$0.01
Non-cash interest on Convertible debt and other financing	$0.01	$0.00
Non-IFRS diluted loss per share	($0.19)	($0.24)

(1) Included in the IFRS loss as follows:
Cost of product revenue	8	10
Research and development	204	185
Sales and marketing	74	74
General and administrative	194	166

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com